Exhibit 99.1

Results of Extraordinary General Meeting

MELBOURNE, AUSTRALIA AND SAN FRANCISCO, USA – 12 April 2024 Alterity Therapeutics (ASX: ATH, NASDAQ: ATHE) (“Alterity” or “the Company”) advises that all resolutions considered at the Extraordinary General Meeting held today were carried by poll.

In accordance with ASX Listing rule 3.13.2 and Section 251AA(1) of the Corporations Act 2001, details of the proxies received and votes cast in respect of each resolution are attached.

Phillip Hains

Company Secretary

Alterity Therapeutics Limited ACN 080 699 065

Level 3, 62 Lygon Street Carlton Victoria 3053 Australia www.alteritytherapeutics.com

Alterity Therapeutics Limited
Extraordinary General Meeting
Friday, 12 April 2024
Results of Meeting

Computershare

The following information is provided in accordance with section 251AA(2) of the Corporations Act 2001 (Cth) and ASX Listing Rule 3.13.2.

Resolution details		Instructions given to validly appointed proxies (as at proxy close)				Number of votes cast on the poll (where applicable)			Resolution Result
Resolution	Resolution Type	For	Against	Proxy's Discretion	Abstain	For	Against	Abstain*	Carried / Not Carried
1 Ratification of prior issue of Shares	Ordinary	189,176,940 96.53%	4,951,618 2.53%	1,849,785 0.94%	704,928	213,210,582 97.73%	4,951,618 2.27%	11,762,583	Carried
2 Approval for issuse of Options	Ordinary	164,993,128 84.70%	27,950,518 14.35%	1,852,285 0.95%	1,887,340	189,029,270 87.12%	27,950,518 12.88%	12,944,995	Carried

* Votes cast by a person who abstains on an item are not counted in calculating the required majority on a poll.

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